Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-106500, 333-106493, and 333-88984 on Form S-4 and Registration Statement Nos. 033-64984 and 333-61689 on Form S-3 of our report dated March 18, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards for fair value measurements, uncertainty in income taxes, planned major maintenance activities, and retirement benefits), relating to the financial statements and financial statement schedule of Dole Food Company, Inc. appearing in this Annual Report on Form 10-K of Dole Food Company, Inc. for the year ended January 3, 2009.
Deloitte & Touche LLP
Los Angeles, California
March 27, 2009